SENTAGE HOLDINGS INC.
501, PLATINUM TOWER
233 TAICANG RD, HUANGPU
SHANGHAI, CHINA, 200020

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/SNTG2022**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D89053-P78892

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SENTAGE HOLDINGS INC.

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	It is hereby resolved, as an ordinary resolution, that Ms. Qiaoling Lu be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
2.	It is hereby resolved, as an ordinary resolution, that Mr. Yiheng Guo be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
3.	It is hereby resolved, as an ordinary resolution, that Mr. Michael John Viotto be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
4.	It is hereby resolved, as an ordinary resolution, that Mr. Angel Colon be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
5.	It is hereby resolved, as an ordinary resolution, that Mr. Shengjong Wang be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
6.	It is hereby resolved, as an ordinary resolution, that,	☐	☐	☐

(A) the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company's articles of association (the "Share Consolidation"), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before August 12, 2022 and such date shall be announced by the Company (the "Effective Date");

(B) on the Effective Date, the authorized share capital of the Company shall be US$50,000, divided into 10,000,000 ordinary shares of a nominal or par value of US$0.005 each; and

(C) the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one ordinary share in lieu of any fractional share that would have resulted from the Share Consolidation.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D89054-P78892

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SENTAGE HOLDINGS INC. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 1, 2022

The undersigned shareholder of Sentage Holdings Inc., a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the "Meeting") and the Proxy Statement, each dated July 7, 2022, and hereby appoints ______________________________ of ______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on August 1, 2022, at 9:30 a.m., Eastern Time, at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/SNTG2022, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse (i) as specified by the undersigned on the reverse and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the proposals.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Continued and to be signed on reverse side